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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40174

SVF Investment Corp. 2

(Exact name of registrant as specified in its charter)

1 Circle Star Way

San Carlos

California 94070

(650)-562-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A ordinary shares, par value $0.0001 per share: 0 holders

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934 Authentic Equity Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 23, 2023	Very truly yours,

SVF Investment Corp. 2

	By:	/s/ Navneet Govil
Name: Navneet Govil
Title: Chairperson, Chief Executive Officer and
Chief Financial Officer